HAMBRECHT ASIA ACQUISITION CORP.
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong

March 7, 2008

VIA TELECOPY (202) 772-9205
Mr. John D. Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Hambrecht Asia Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-146147) (the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 12:00 noon (New York time) on March 7, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

HAMBRECHT ASIA ACQUISITION CORP.

By:	/s/ Stephen N. Cannon
Name: Stephen N. Cannon
Title: Vice President of Acquisitions

Broadband Capital Management LLC
712 5th Avenue, 49th Floor
New York, NY 10019

March 7, 2008

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Hambrecht Asia Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-146147)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 12:00 noon (New York time) on March 7, 2008, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected on February 1 and February 27, 2008 and through the date hereof approximately the following distribution of:

Preliminary Prospectuses, dated February 1 and February 27, 2008

100	to the Underwriters;
0	to prospective underwriting syndicate members;
0	to prospective dealers; and
242	to prospective investors and others.
342	Total

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

BROADBAND CAPITAL MANAGEMENT, LLC as representative of the underwriters

By:	/s/ Philip Wagenheim
Name: Philip Wagenheim
Title: Vice Chairman